EXHIBIT 99.1

O2Micro to Hold Extraordinary General Meeting of Shareholders

GEORGE TOWN, Grand Cayman, Dec. 16, 2022 (GLOBE NEWSWIRE) -- O2Micro International Limited (NASDAQ Global Select Market: OIIM) (“O2Micro” or the “Company”) , a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on January 31, 2023 at 2:00 p.m. (Cayman Islands Time), at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of September 30, 2022, among the Company, FNOF Precious Honour Limited (“Parent”) and Rim Peak Technology Limited, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the consummation of the transactions contemplated thereby, including the Merger.

Upon consummation of the Merger, the Company would become a privately held company, and its American depositary shares (each of which representing fifty (50) ordinary shares of the Company, par value US$0.00002 per share) (the “ADSs”) would no longer be listed or traded on the Nasdaq Global Select Market, and the Company’s ADS program would be terminated. In addition, the Company’s ADSs and ordinary shares represented by the ADSs would cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the Merger.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board, authorized and approved the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and resolved to recommend that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

Shareholders of record as of the close of business in the Cayman Islands on December 16, 2022 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on December 16, 2022 will be entitled to instruct The Bank of New York Mellon, the ADS depositary, to vote the ordinary shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website www.sec.gov. In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to the Company’s shareholders.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur as planned if the Merger is not approved by the shareholders of the Company or if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and O2Micro undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com